August 3, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3720
Washington, D.C. 20549

RE:	Sirius XM Radio Inc.
Form 10-K for the year ended December 31, 2009
Filed February 25, 2010
Definitive Proxy Statement
Filed April 15, 2010
Form 10-Q for the fiscal period ended March 31, 2010
Filed May 7, 2010
File No. 001-34295

Dear Mr. Spirgel:

We are writing to respond to the comments set forth in your comment letter, dated July 20, 2010, relating to the Form 10-K for the year ended December 31, 2009, Definitive Proxy Statement filed on April 15, 2010 and Form 10-Q for the quarter ended March 31, 2010 of Sirius XM Radio Inc. (the “Company”). To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that any references to page numbers in our responses refer to the page numbers of our EDGAR filings.

Form 10-Q

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.	We note your response to comment one from our letter dated April 26, 2010. We also note your cautionary language contained in your risk factor in your Form 10-K entitled “Programming is an important part of our services...” and in your Form 10-Q under “Programming and Content” warning investors that you may not be able to negotiate renewals of your material third party programming agreement. However, we note that two of your key programming contracts with Howard Stern and the NFL are set to expire in less than 12 months and there is no discussion on the status of negotiations to extend, the likelihood that either will be extended, any likely material increase in costs to extend such agreements and if they are not extended, what the reasonably likely adverse effects (e.g. subscriber loss) would be. Please discuss these events in future filings, including your next Form l0-Q.

In response to the Staff’s comment, we will include the following disclosure under the “Special Note Regarding Forward-Looking Statements” section of our quarterly report on Form 10-Q for the quarter ended June 30, 2010 and also will add a cross-reference to that disclosure under the “Operating Expenses — Programming and Content” discussion:

“We have entered into a number of important content arrangements, including agreements with the National Football League, Howard Stern and NASCAR, which require us to pay substantial sums. Our agreement with Howard Stern expires in December 2010; our agreement with the NFL expires at the end of the 2010-2011 NFL season; and our agreement with NASCAR expires in December 2011. Although preliminary discussions have been held with the National Football League, Howard Stern and NASCAR regarding new programming arrangements, we may not be able to secure new programming arrangements with one or more of these providers, or enter into new agreements at costs that are acceptable to us. If we do not secure new programming arrangements with one or more of these providers, certain of our subscribers may elect to cancel or not to renew their subscriptions. We cannot quantify how many subscribers may cancel or elect not to renew their subscriptions if we fail to secure new programming arrangements with one or more of these providers; however, we have no reason to believe that any such subscriber loss will be material to our business or financial condition taken as a whole.”

Definitive Proxy Statement

General

2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process (i.e., risk analysis of your compensation policies) you undertook to reach that conclusion.

Upon adoption of Item 402(s) of Regulation S-K, management undertook a review of the Company’s compensation policies and practices applicable to all of our employees, including the named executive officers, for the purpose of evaluating the risks to the Company arising from such policies and practices.  Each component of the Company’s compensation program was evaluated for risks to the Company associated with such compensation.  Included in this evaluation was an analysis of the likelihood that such compensation components would influence behaviors or decision-making and impact the Company’s risk profile.  Risk controls, both entity level and compensation-related, were identified and evaluated.

These controls included:

•	Corporate governance and enterprise risk management policies;

•	Oversight of the Company’s compensation practices and policies by the Compensation Committee, including discretionary bonuses and the use of negative discretion with respect to payouts; and

•	The Company’s compensation program design, including the mix of cash and equity compensation, including grants of stock options that vest over several years.

Management then reviewed its findings with the Compensation Committee at a meeting of that committee.  The Company’s general counsel provided a review of the newly adopted Item 402(s) of Regulation S-K and the Compensation Committee and management engaged in a discussion of the findings.  As part of that discussion, members of the Compensation Committee questioned management on the process management undertook and on management’s findings.  Based on its review of management’s risk assessment of the Company’s compensation policies and practices and the Compensation Committee’s discussion at its meetings, the Compensation Committee determined that such policies and practices are not reasonably likely to have a material adverse effect on the Company.

“Who is the board’s chairman page?” page 10

3.	We note your disclosure regarding the board leadership structure. In future filings please expand your disclosure to discuss why this structure is the most appropriate one for your company. See Item 407(h) of Regulation S-K.

In response to the Staff’s request, we confirm that in future filings, we will expand our disclosure to state why the Company has determined that the leadership structure of its Board of Directors is appropriate given the specific characteristics or circumstances of the Company that exist at that time.

Long-Term Incentive Compensation, page 19

4.	In future filings please expand your disclosure to address why you granted stock awards to your named executive officers. We note your statement on page 19 that such grants were awarded in recognition of executives’ “prior contributions and as an incentive for the executives to continue to enhance stockholder value.” Discuss how the compensation committee’s consideration of these factors resulted in the amount of stock granted to each officer. See Item 402(b)(2)(vii) of Regulation S-K.

In response to the Staff’s request, we confirm that in future filings, we will expand our disclosure to address why the Compensation Committee granted stock awards to our named executive officers, including a discussion of the Compensation Committee’s consideration of the factors that resulted in the amount of stock granted to each named executive officer.

Item I Election of Directors, page 32

5.	We note your disclosure describing the qualifications of each of your common stock directors to serve on your board. In future filings please expand your disclosure to identify the relevant qualifications, attributes or skills that were relevant to the conclusion that the preferred stock directors should serve on your board. We note that only Liberty Media nominates and elects these persons; however, the information about their qualifications should be provided to the company by Liberty Media. See Item 401(e) of Regulation S-K.

In response to the Staff’s request, we confirm that in future filings, we will expand our disclosure to identify the relevant qualifications, attributes or skills that were relevant to Liberty Media’s conclusion that the preferred stock directors should serve on the Company’s Board of Directors.

* * * *

Any questions concerning the responses to the Staff’s comment letter may be directed to me by telephone at (212)-584-5170 or by fax at (212)-584-5252.

Sincerely,

/s/ David J. Frear
David J. Frear
Executive Vice President and Chief
Financial Officer
Sirius XM Radio Inc.

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